EXHIBIT 99.1

TRX Gold Appoints Shubo Rakhit as Chairman of the Board

TORONTO, Oct. 23, 2023 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TNX) (NYSE American: TRX) (the “Company” or “TRX Gold”) is pleased to announce the appointment of Shubo Rakhit as Chairman of the Board.

Mr. Rakhit has had a prominent career as a highly respected strategist and sought after trusted advisor. His 30+ year career has included senior positions at several global and Canadian investment banks and advisory firms including CIBC, Bank of Nova Scotia, Bank of America Securities, KPMG Corporate Finance and Echelon Wealth Partners. Mr. Rakhit’s distinguished career includes leading over $90 billion of M&A transactions, and over $100 billion of global capital markets issuance, including many well-known transformational transactions and complex capital solutions, that have also encompassed mining companies. The strength of his relationships is characterized by authenticity and trust that will assist the Company in broadening its access to capital markets and its strategic direction at a time of rapid growth for the organization.

Stephen Mullowney, Chief Executive Officer of TRX Gold, states, “We are happy to welcome Shubo as Chairman of the Board of Directors of TRX Gold. Since joining the Board in 2021, Shubo has been a major contributor to the strategic and successful advancement of the Buckreef Gold Project. He has also been a valuable and active member of TRX Gold’s Audit & Risk Committee, as the Chair of the Corporate Governance Committee and as an active member of the Buckreef Gold Project Board of Directors, which includes members from joint venture partners STAMICO, a Tanzanian Government Agency.”

“I am honored to succeed James E. Sinclair as Chairman of the Board,” explains Shubo Rakhit. “I am a believer in the gold resource potential of our host region, the Tanzanian people’s ability and the cooperativeness of government – even more so now, after having recently met government and visited the mine site, local communities, schools and hospitals that have been shaped by TRX Gold’s Corporate Social Responsibility initiatives. I am excited and motivated by the Company’s growth potential, and I strongly believe, that together with my fellow directors and TRX management, the Company can become an important gold producer within the African landscape.”

About TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 20201, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource of 35.88 million tonnes (“MT”) at 1.77 grams per tonne (“g/t”) gold containing 2,036,280 ounces of gold and an Inferred Mineral Resource of 17.8 MT at 1.11 g/t gold for 635,540 ounces of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current mineral resource base and advancing the larger project development which represents 90% of current mineral resources. TRX Gold’s actions are led by the highest environmental, social and corporate governance (“ESG”) standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in the Geita Region, Tanzania. Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 20201 and filed under the Company’s profile on SEDAR+ and with the SEC on June 23, 2020 (the “Technical Report”) for more information.

Investors

Christina Lalli
Vice President, Investor Relations
TRX Gold Corporation
+1-438-399-8665
c.lalli@TRXgold.com
www.TRXgold.com

Cautionary Note

TRX Gold Corporation has taken all reasonable care in producing and publishing information contained in this press release. TRX Gold does not warrant or make any representations regarding the use, validity, accuracy, completeness or reliability of any claims, statements or information in this press release. The information is not a substitute for independent professional advice before making any investment decisions. Furthermore, you may not modify or reproduce in any form, electronic or otherwise any information in this press release. The disclosure contained in this press release of a scientific or technical nature relating to the Company’s Buckreef Project has been summarized or extracted from the technical report entitled The “National Instrument 43-101 Independent Technical Report, Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa For TRX Gold Corporation with an effective date (the “Effective Date”) of May 15, 2020 (the “2020 Technical Report”).

The 2020 Technical Report was prepared by or under the supervision Mr. Wenceslaus Kutekwatekwa (Mining Engineer, Mining and Project Management Consultant) BSc Hons (Mining Eng.), MBA, FSAIMM, of Virimai Projects, and, Dr Frank Crundwell, MBA, PhD, a Consulting Engineer each of whom is an independent Qualified Person as such term is defined in NI 43-101. The information contained herein is subject to all of the assumptions, qualifications and procedures set out in the 2020 Technical Report and reference should be made to the full details of the 2020 Technical Report which has been filed with the applicable regulatory authorities and is available on the Company’s profile at www.sedarplus.ca. The Company did not complete any new work that would warrant reporting material changes in the previously reported Mineral Resource (“MRE”) and Mineral Reserve statements during the prior reporting period. The Company has engaged two globally recognized and respected mining consulting groups to undertake a comprehensive review of the MRE, and economic analysis which was previously conducted under the 2003 CIM code. This in turn follows significant infill and exploration drilling, plus other required technical work undertaken over the prior 18 months. This work is currently being undertaken to be compliant with the November 2019 CIM Code for the Valuation of Mineral Properties, which are different with respect to the 2003 guidelines. There can be no assurance that there will not be a change in the MRE and Mineral Reserve as disclosed in the 2020 Technical Report after such work has been updated (in accordance with the 2019 CIM code).

1 See Cautionary Note